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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER

(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----33-89374-04----------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

                                                                                  617059AF7  617059AK6 617059AA8
                                                                                  617059AG5  617059AM2 617059AB6
                                                                                  617059AH3  617059AP5 617059AR1
                                                                                  617059AJ9  617059AQ3 617059AC4




     For Period Ended: ___December 31, 1998_____________

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

J.P. MORGAN COMMERCIAL MORTGAGE FINANCE CORP.(In Respect Of COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES,
SERIES 1995-C1 a/k/a MORTGAGE PASS-THROUGH CERTIFICATES, SERIES  1995-C1)
________________________________________________________________________________________________________
Full Name of Registrant

_N/A______________________________________________________________________________________________________________________________
Former Name if Applicable

60 Wall Street
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, New York 10260
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         The Registrant's Report on Form 10-K for fiscal year ended December 31, 1998 with respect to its
Mortgage Pass-Through Certificates, Series 1995-C1 could not be filed within the prescribed time period.
Pursuant to the Pooling and Servicing Agreement dated as of July 1, 1995 (the "Pooling Agreement") among J.P.
Morgan Commercial Mortgage Finance Corp., as depositor, Banc One Management and Consulting Corporation, as master servicer and special servicer, AMRESCO Management, Inc., as special servicer and State Street Bank and Trust
Company, as trustee (the "Trustee"), the Trustee is to file a modified Form 10-K with respect to the Certificates and the Trust Fund formed under the Pooling Agreement.  The Trustee has not received all of the information it needs to complete and cause the filing of the Annual Report on Form 10-K on behalf of the Registrant, including the annual statements of compliance from certain of the servicers and the annual independent accountant's reports, in respect of the servicers' servicing activities.  The Trustee on behalf of the Registrant believes that such missing statements and information could not have been obtained earlier without unreasonable effort or expense on the part of the Registrant or the Trustee.  The Trustee on behalf of the Registrant intends to file the Form 10-K on or before the 15th calendar day following the prescribed due date.


                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Amelia M. Charamba, Esq.                                     (617)                              951-2062
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |_| Yes  |X| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.



====================================================================================================================================


                                             J.P. MORGAN COMMERCIAL MORTGAGE FINANCE CORP.
                               (In Respect of its Commercial Mortgage Pass-through Certificates, Series 1995-C1
                               a/k/a Mortgage Pass-Through Certificates, Series 1995-C1)
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 1999                                                             By:State Street Bank and Trust Company, solely in
                                                                                its capacity as trustee for J.P. Morgan Commercial
                                                                                Mortgage Finance Corp.'s Commercial Mortgage
                                                                                Pass-Through Certificates, Series 1995-C1
                                                                                and not individually
                                                                                By:/s/  David Shepherd
                                                                                David Shepherd, Assistant Secretary



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